February 24, 2015

STRICTLY CONFIDENTIAL
E-MAIL

CANGOLD Limited
#800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Attention: Kaare G. Foy, Executive Chairman

Dear Mr. Foy:

Project Jaguar Transaction Opportunity – Letter Agreement

Pursuant to our discussions and based on our review of the information made available to us to date, Great Panther Silver Limited (“we” or “Great Panther”) is pleased to provide this written, offer (the “Offer”) to acquire (the “Transaction”) all of the outstanding securities of CANGOLD Limited (“CANGOLD”). Great Panther and CANGOLD are together herein referred to as the “Parties”.

The substance of this letter agreement and the Offer contained herein (this “Letter Agreement”) is being communicated based on the understanding that it and all discussions or other communications relating to it will be kept strictly confidential in accordance with the confidentiality agreement between us. For greater certainty, this Letter Agreement and the Offer that it contemplates constitute Confidential Information for the purposes of that agreement and shall not be used or disclosed except in accordance with that agreement. Disclosure of this Letter Agreement or our discussions and communications except in accordance with the confidentiality agreement between us may result in, among other things, Great Panther deciding not to continue to pursue this initiative.

1.	Terms of Transaction

1.1.       Purchaser. The purchaser will be Great Panther or a wholly-owned subsidiary of Great Panther.

1.2.       Purchase Price and Structure. Based on our present level of knowledge and assumptions arising from our review of the information provided to us, we propose a statutory plan of arrangement involving Great Panther and CANGOLD pursuant to which each outstanding Common share of CANGOLD would be exchanged for 0.05 Common shares of Great Panther. Each outstanding option and warrant to acquire CANGOLD Common shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Common shares in lieu of each CANGOLD Common share, at a price adjusted in accordance with such exchange ratio, and otherwise on the same terms and conditions as the original warrant or option.

800 – 333 Seymour St., Vancouver, BC, Canada V6B 5A6 | T. 604 608 1766 | F. 604 608 1768
E. info@greatpanther.com | www.greatpanther.com | TSX: GPR | NYSE MKT: GPL

1.3.       Assumptions. This Offer is substantially based on the information provided to us by CANGOLD, as well as certain assumptions that we considered appropriate and reasonable to account for information not yet made available to us. Our Offer also assumes that at closing CANGOLD will have no indebtedness for borrowed monies or other non-working capital liabilities or obligations, other than: (i) liabilities or obligations related to the option it holds in respect of the Guadalupe de los Reyes project (“GDLR Option”) in Sinaloa, Mexico in the amounts disclosed in writing to us and indebtedness; (ii) other amounts outstanding or payable by CANGOLD to Great Panther; and (iii) those current and long-term liabilities, obligations and commitments set out in the applicable schedule to the Officer’s Certificate and those severance, termination and other similar liabilities and obligations set out in the Severance Payment Schedule (as defined herein) to the Officer’s Certificate.

1.4.       Material Conditions. This Offer is subject to, among other things, the following conditions:

(a)       delivery by CANGOLD, concurrent with the entry into of this Letter Agreement, of a certificate of a senior officer of CANGOLD, in form and substance satisfactory to Great Panther (the “Officer’s Certificate”), setting out:

(i)       a schedule of all the current and long term liabilities, obligations and commitments, whether actual, accrued or contingent, as at the date hereof;

(ii)       the most recent draft copies of the consolidated financial statements of CANGOLD for the six months ended December 31, 2014; and

(iii)      a schedule of all severance, termination and other similar liabilities and obligations that would be payable on the termination of the employment of all the employees, consultants and other parties providing services to CANGOLD, including, without limitation, as a result of a change of control of CANGOLD (the “Severance Payment Schedule”).

(b)       satisfactory completion by Great Panther of customary due diligence for a transaction of this nature including those matters set out in this letter;

(c)       support of the Transaction by the directors, officers and significant shareholders of CANGOLD, in the nature of lock-up agreements on terms and conditions customary for a transaction of this nature;

(d)       nothing shall have come to the attention of Great Panther or its representatives as a result of its due diligence review which materially adversely effects the business, assets, liabilities, affairs or prospects of CANGOLD, including in respect of the GDLR Option;

(e)       no material adverse change in CANGOLD or its business, assets, liabilities or prospects, including with respect to the GDRL Option, shall have occurred since the completion of Great Panther’s due diligence review;

(f)       there shall be no pending or threatened litigation regarding this Transaction, and the Definitive Agreement as defined in section 3.1 herein;

(g)       receipt by Great Panther of an opinion of Mexican legal counsel, in form and substance satisfactory to Great Panther, relating to the good standing and enforceability of the GDLR Option and of all mining concessions, licences and permits related thereto and, on completion of the Transaction, the entitlement of Great Panther to all rights and benefits thereunder:

(h)       making arrangements, including the provision of notice, in respect of the termination of employment, consulting and other service agreements and arrangements on terms and conditions, including the timing of such notices, satisfactory to Great Panther;

(i)       receipt of applicable regulatory and shareholder approvals by CANGOLD and Great Panther as may be required to effect and complete the Transaction; and

(j)       receipt of required third party consents including those of the parties to the GDLR Option and any other material contracts as may be required to effect and complete the Transaction.

1.5.       Cooperation. The parties will cooperate with each other and will act in good faith and in a timely manner and in all respects will use their commercially reasonable efforts in connection with (i) the provision of all information required by Great Panther to complete its due diligence review; (ii) the preparation and negotiation of the Definitive Agreement and all related documents; and (iii) obtaining all necessary consents and approvals and in complying with all regulatory requirements, including, without limitation, applicable corporate and securities laws.

2.       Due Diligence

2.1.       As noted, this Offer is subject to the completion by Great Panther, prior to the end of the Exclusivity Period (as defined herein), of its due diligence review that will include the following:

(a)       detailed review of the status of the CANGOLD’s mining concessions, licences and permits including those related to the GDLR Option, and outstanding fees, any royalty agreements and mining concession mortgages or other encumbrances related thereto;

(b)       review of certain corporate matters including constating documents, minutes of the meetings of the board, and minutes of the meetings of the shareholders;

(c)       review of agreements, easements and commitments including those related to the GDLR Option and the good standing thereof and the obligations and liabilities related thereto, including required approvals in connection with the Transaction;

(d)       review of environmental matters;

(e)       review of employment contingencies and obligations;

(f)       review of current and potential litigation;

(g)       review of tax liabilities and confirmation of tax balances including tax losses and depreciation bases; and

(h)       review of loans, receivables, and payables and other liabilities.

We are prepared to dedicate the necessary resources to complete our required due diligence as expeditiously as possible.

3.       Definitive Agreement

3.1.       Following acceptance of this Offer, the parties will diligently and in good faith negotiate one or more definitive agreements that will incorporate the terms, covenants, conditions, representations and warranties set forth in this Letter Agreement as well as other terms and covenants as may be necessary to give effect to the Transaction including without limitation a statutory plan of arrangement involving Great Panther and CANGOLD as set out in this Letter Agreement (the “Definitive Agreement”). Without limiting the foregoing, it is understood and agreed that the Definitive Agreement will include the following:

(a)       representations and warranties, indemnities, covenants and terms and conditions as are customary for a transaction of this nature;

(b)       provisions that the Transaction will be consummated without giving rise to any rights or interests in favour of third parties, including in respect of the GDLR Option or any mining concessions, licences or permits related thereto, or result in a violation or breach of any material contract, licence, agreement, franchise or permit, including the GDLR Option or any mining concessions, licences or permits related thereto;

(c)       provisions that completion of the Transaction shall be conditional upon the receipt all regulatory approvals, approvals of all third parties to material contracts, licences, agreements, franchises or permits, including the GDLR Option or any mining concessions related thereto, and the approval of the shareholders of CANGOLD;

(d)       provisions that CANGOLD will use its best efforts to complete the Transaction, including obtaining all the approvals set out in section 3.1(c) of this Letter Agreement within 60 days of execution of the Definitive Agreement;

(e)       provisions or conditions that the directors, officers and significant shareholders of CANGOLD will support the Transaction by entering into lock-up agreements on terms and conditions customary for a transaction of this nature; and

(f)       provisions that CANGOLD will not solicit any alternative proposals, will be entitled to consider superior proposals and will provide Great Panther the right to match, and can terminate the Definitive Agreement on payment of a termination fee to Great Panther.

4.	Representations and Warranties

4.1.	CANGOLD represents and warrants to Great Panther that:

(a)       no third party has any rights, claims, charges, liens, encumbrances or interests in respect of the direct or indirect acquisition of CANGOLD securities or the securities of its subsidiaries (other than as publicly disclosed or disclosed in writing to Great Panther prior to the date of this Letter Agreement) or in respect of the GDLR Option, including any rights of first refusal, option or call rights, and on completion of the Transaction all the CANGOLD securities, the securities of its subsidiaries and the GDLR Option will be free of any rights, claims, charges, liens, encumbrances or interests of any third party;

(b)       except as disclosed in writing to Great Panther prior to the date of this Letter Agreement, there are no (i) material liabilities or obligations or liens, encumbrances, charges or security interests related or attaching to the GDLR Option or any mining concessions related thereto (other than option payments in amounts disclosed in writing to Great Panther), or (ii) any violation or breach of the GDLR Option, or (iii) any facts, circumstances or events which on the consummation of the Transaction will give rise to any rights in favour of third parties, including in respect of the GDLR Option, or will result in any violation or breach of any material contract, licence, agreement, franchise or permit, including the GDLR Option or any mining concessions related thereto;

(c)       the GDLR Option is in good standing and is enforceable in accordance with its terms and, on consummation of the Transaction, will continue to be in good standing and enforceable in accordance with its terms, and no third party or governmental or regulatory consent or approval is required under the GDLR Option in connection with or related to the consummation of the Transaction, and the Transaction, including the change of control of CANGOLD and the indirect control over the GDLR Option exercisable by Great Panther, will not affect the rights, obligations and entitlements under the GDLR Option upon completion of the Transaction;

(d)       the draft consolidated financial statements of CANGOLD for the six months ended December 31, 2014 and the schedule of current and long term liabilities, obligations and commitments of CANGOLD both as set out in the Officer’s Certificate are complete and true and correct in all material respects and CANGOLD will not have any other current or long-term liabilities, obligations or commitments, whether actual, accrued or contingent; and

(e)       the Severance Payment Schedule attached to the Officer’s Certificate sets out all the severance, termination and other similar liabilities and obligations that would be payable on the termination of the employment of all the employees, consultants and other parties providing services to CANGOLD and is complete and true and correct in all material respects and, except as set forth therein, CANGOLD will not have any other severance, termination or similar obligations or liabilities that would arise on the termination of all such employment, consulting or similar arrangements including as a result of a change of control of CANGOLD.

5.	Exclusivity

5.1.       CANGOLD agrees that, for the period commencing on the date CANGOLD signs this letter and ending 60 days thereafter (the “Exclusivity Period”), CANGOLD shall work exclusively and in good faith with Great Panther toward the satisfactory completion of confirmatory due diligence and the negotiation of the Definitive Agreement and shall not directly or indirectly:

(a)       take any action to solicit, initiate, facilitate, continue, respond to or encourage any Alternative Proposal (as defined below) or any offers or inquiries that may lead to an Alternative Proposal,

(b)       engage or participate in or continue discussions or negotiations with, or disclose any information relating to the GDLR Option or CANGOLD or afford or continue access to CANGOLD’s books and records, business, personnel, or other data and information related to any person, corporation, trust, fund, partnership, limited liability company or other entity (except Great Panther and its representatives) with respect to an Alternative Proposal or in connection with any offers or inquiries that may lead to an Alternative Proposal, or

(c)       enter into any agreement or commitment related to any Alternative Proposal.

5.2.       CANGOLD shall discontinue and, during the Exclusivity Period, not resume or otherwise continue any discussions with respect to any and all Alternative Proposals existing on or commenced prior to the date hereof (other than, in each case, with Great Panther and its representatives) and shall not release or permit the release of any third party from or waive any confidentiality, non-solicitation or similar agreement to which such third party is a party and shall enforce such terms against such third parties.

5.3.       The term “Alternative Proposal” as used herein means any direct or indirect sale, purchase, or acquisition of CANGOLD or of its securities (including by way of a subscription of shares or the issuance of shares from treasury) that entitle the holder thereof to, beneficially or jointly or in concert with others, more than 20% of the voting rights attached to CANGOLD’s securities, or of all or substantially all of the assets of CANGOLD, or of the GDLR Option, or (ii) any similar transaction or other direct or indirect acquisition, business combination, arrangement, merger or takeover bid involving CANGOLD, its subsidiaries, its securities, the securities of its subsidiaries, or their assets or the GDLR Option, or (iii) any financing, loan, credit or other agreement (including by way of the subscription, purchase or issuance of debentures, notes or other debt instruments) pursuant to which CANGOLD will have or incur indebtedness, liabilities or obligations.

5.4.       CANGOLD shall promptly inform Great Panther within 24 hours following receipt thereof of any Alternative Proposal or inquiry or offer that could lead to an Alternative Proposal, and shall promptly provide Great Panther a copy of all documentation received with respect to such Alternative Proposal, and shall provide Great Panther with a reasonable opportunity to match such Alternative Proposal.

5.5.       CANGOLD may terminate the Exclusivity Period only if (i) CANGOLD receives an unsolicited Alternative Proposal for consideration that the board of directors of CANGOLD, in their reasonable opinion on the advice of legal counsel, have determined exceeds the amount offered hereby by Great Panther, the terms of which CANGOLD plans to accept; and (ii) Great Panther does not match the Alternative Proposal and (iii) CANGOLD pays to Great Panther a termination fee of $250,000 (the “Termination Fee”). The Termination Fee will be payable in the event that CANGOLD accepts such Alternative Proposal (as the same may be amended or negotiated) or another Alternative Proposal received during the Exclusivity Period notwithstanding that the Exclusivity Period was not terminated or that such offer or Alternative Proposal, as amended or negotiated, was accepted after the expiry of the Exclusivity Period. In addition, CANGOLD will pay to Great Panther the Termination Fee in the event the representation and warranty set out in section 4.1(c) of this Letter Agreement is not true or correct in all material respects and Great Panther provides notice to CANGOLD on or before the end of the Exclusivity Period, as such period may be extended by the Parties, terminating this Letter Agreement as a result of such representation and warranty not being true or correct in all material respects.

6.	Contacts

6.1.	Any questions relating to our Offer should be directed as follows:

To:	Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

	Attention:	Jim Zadra
Chief Financial Officer; or,

Jeffrey Mason
Director

Telephone:	[Redacted – Telephone number.]
Facsimile:	[Redacted – Facsimile number.]
E-mail:	[Redacted – E-mail address.]

6.2.	Our legal counsel who will be assisting us with respect to the Transaction is:

McMillan LLP
1500 – 1055 West Georgia Street
Vancouver, BC V6E 4N7
Attention: Tom Theodorakis and Cory Kent
Telephone: (604) 689-9111
Facsimile: (604) 685-7084
E-mail: tom.theodorakis@mcmillan.ca and cory.kent@mcmillan.ca

7.	Covenants of the Parties to this Letter Agreement

7.1.       Operations. Until completion of the Transaction or the termination of negotiations between us respecting a Transaction, CANGOLD and all its subsidiaries will conduct their respective businesses in a reasonable and prudent manner in accordance with past practice, preserve existing business organizations and relations with employees, customers, suppliers and others with whom CANGOLD and its subsidiaries has a business relationship (including the other parties to the GDLR Option), preserve and protect their respective properties and conduct their respective businesses in substantially compliance with all applicable laws and regulations.

7.2.       Negative Covenants. Until completion of the Transaction or the termination of negotiations between us respecting a Transaction, CANGOLD covenants and agrees that, without the prior written consent of Great Panther or as otherwise provided in this Letter Agreement:

7.2.1.

Constating Documents – There shall be no change to the constating documents of CANGOLD or any of its subsidiaries, nor shall CANGOLD or any of its subsidiaries transfer out of the current jurisdiction of incorporation;

7.2.2.

Issuance of Shares – no shares in the capital stock of CANGOLD or any of its subsidiaries (or securities convertible, exchangeable or exercisable into shares of the CANGOLD or its subsidiaries) shall be issued;

7.2.3.

Lending and Guarantees – neither CANGOLD nor its subsidiaries shall lend money to or invest money in any person, whether by loan, acquisition of shares, acquisition of debt obligations or in any other manner whatsoever or guarantee, endorse or otherwise become surety for or upon the obligations of any other person except by endorsement of negotiable instruments for deposit or collection in the ordinary course of its business;

7.2.4.

Contract Material Changes – neither CANGOLD nor its subsidiaries shall enter into, any material transactions or transaction out of the original course of business or enter into any material changes to the terms or provisions of any agreement which is material;

7.2.5.

Encumbrances – neither CANGOLD nor its subsidiaries shall create, assume or suffer to exist (i) any liens upon or with respect to any of the equity interests in any subsidiary, whether now owned or hereafter acquired, or (ii) create or assume any liens or security interest upon or with respect to any assets, property or undertakings of CANGOLD or its subsidiaries including the GDLR Option;

7.2.6.	Dispositions – neither CANGOLD nor its subsidiaries shall sell, lease or otherwise transfer assets constituting all or substantially all of the assets of CANGOLD or of its subsidiaries;

7.2.7.

Acquisitions – neither CANGOLD nor its subsidiaries shall acquire or invest in any securities issued by any person or participate in any partnership or joint venture or the acquisition of any business assets or unincorporated business operations;

7.2.8.

Restricted Payments – neither CANGOLD nor its subsidiaries shall declare or pay any dividends, purchase, redeem, retire, defease or otherwise acquire for value any of its equity interests now or hereafter outstanding, return any capital to its stockholders, directors or officers (or the equivalent persons thereof), make any distribution of assets, equity interests, obligations or securities to its stockholders, directors or officers (or the equivalent persons thereof) or pay any directors fees, consulting fees or other similar fees to any stockholders, directors or officers (or the equivalent persons thereof), provided however, that the foregoing will not restrict CANGOLD or its subsidiaries from making payments of salaries or benefits to any salaried or hourly employees of CANGOLD or its subsidiaries who are not directors or officers (other than Raakel Iskanius, the chief financial officer of CANGOLD, and Debbie Young, the controller of CANGOLD, to whom such payments may continue in accordance with the terms of employment or consulting arrangements in place as at the date hereof); and

7.2.9.

Non Arm’s Length Transactions – neither CANGOLD nor its subsidiaries shall enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any non-arm’s length party except upon fair and reasonable terms, which terms are not less favorable to CANGOLD or its subsidiaries, as the case may be, than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or the fair market rental as regards to leased property.

7.3.       Expenses. The parties will each pay their own respective expenses (including fees and expenses of legal counsel, or other representatives or consultants) in connection with the Transaction (whether consummated or not), provided that CANGOLD will reimburse Great Panther for its reasonable out-of-pocket costs and expenses incurred, both before and after the date of this Letter Agreement, by Great Panther and its affiliates or on their behalf in connection with the completion of the due diligence review by Great Panther, in an amount not to exceed $50,000.

7.4.       Disclosure. The parties hereto will not issue any public announcement or press release or otherwise make any disclosure concerning the Transaction without the prior approval of the other party, which approval shall not be unreasonably withheld.

7.5.       Time of Essence. Time is of the essence in respect of this Letter Agreement, the Offer and the Transaction.

7.6.       Binding Agreement. The parties hereby agree that all of the terms of this Letter Agreement shall be binding upon each of the parties and their respective successors and permitted assigns. Notwithstanding the foregoing, the terms of this Letter Agreement do not purport to include all of the essential terms of the Transaction contemplated hereby (which shall only be contained in the duly executed Definitive Agreement and other documents to be executed in connection therewith) and, accordingly, shall not obligate the Parties to enter into the Definitive Agreement or consummate the Transaction, other than as provided for herein.

7.7.	Closing or Termination of Negotiations.

7.7.1.

The Parties shall act in good faith and diligently and use their reasonable commercial efforts to negotiate, execute and deliver the Definitive Agreement on or before the end of the Exclusivity Period.

7.7.2.

The Parties hereby confirm that their respective boards of directors have approved the terms of this Offer and authorized the execution and delivery of the same. The final form of the Definitive Agreement is subject to the further approval of the board of directors of Great Panther.

7.7.3.

In the event of a failure of the parties to execute and deliver the Definitive Agreement by the end of the Exclusivity Period, or such later date as the Parties agree upon, and upon notice by one party to the other party that negotiations are terminated for any reason, this Letter Agreement shall be terminated without any liability to the parties other than any liability accrued to the date of termination related to any breach by a party of its obligations hereunder to diligently and in good faith negotiate the Definitive Agreement.

7.7.4.

In the event of the termination of this Letter Agreement in accordance with the terms hereof, the obligations of the parties under sections 5.5, 7.3, 7.4, 7.6, 7.7, 7.8, 7.9 and 7.10 shall survive any such termination.

7.8.         Currency. All monetary amounts referred to herein are in Canadian dollars.

7.9.         Applicable Laws. This Letter Agreement shall be governed by the laws of British Columbia and the federal laws of Canada applicable therein.

7.10.       Entire Agreement. This Letter Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings with respect thereto.

7.11.       Execution. This Letter Agreement may be signed via facsimile or by other electronic means, including electronic mail, and in counterparts, each of which shall be deemed to be an original.

7.12.       Expiry. This Letter Agreement and the Offer are open for acceptance until 5:00 p.m. (Vancouver time) on February 24, 2015.

If the foregoing Offer is acceptable, please indicate your approval by signing this Letter Agreement where indicated below and returning it to the undersigned prior to 5:00 p.m. (Vancouver time) on February 24, 2015. If you do not confirm your approval of this letter as prescribed, this Letter Agreement and the Offer it contains shall be null and void and this letter shall terminate automatically.

We are prepared to work with you to expeditiously complete our due diligence review and negotiate and enter into the Definitive Agreement in respect of the Offer.

We look forward to working with you.

Yours very truly,

(signed) “Jeffrey R. Mason”

Special Committee of Great Panther

Agreed to and accepted this 25th day of February, 2015.

CANGOLD LIMITED

By:

(signed) “Kaare G. Foy”
Name: Kaare G. Foy
Title: Director